Mail Stop 4561

July 24, 2009

S. Scott Crump, President
Stratasys, Inc.
7655 Commerce Way
Eden Prairie, Minnesota 55344

      Re: Stratasys, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 11, 2009
             Form 10-Q for the Quarterly Period Ended March 31, 2009
             Filed May 8, 2009
             Form 8-K filed April 30, 2009
             File No. 001-13400

Dear Mr. Crump:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Stephen Krikorian
                          Accounting Branch Chief